Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACTS announces termination of Delta heavy maintenance contract

    VANCOUVER, March 6 /CNW Telbec/ - ACTS, the aircraft maintenance, repair and overhaul (MRO) subsidiary of ACE Aviation Holdings Inc., today announced the early termination of its contract with Delta Air Lines for airframe maintenance of the airline's Boeing 767s. By the end of June, ACTS will start adjusting its workforce levels accordingly.
    "ACTS has worked extremely hard to make the relationship successful.
Unfortunately, we are not in a position to meet Delta's cost expectations,"
said Chahram Bolouri, ACTS President and Chief Executive Officer.
    "Regrettably, the contract cancellation necessitates a significant reduction in our Vancouver-facility workforce. We recognize and regret the impact this will have on our people, and we will work closely with them and their representatives in the coming weeks to mitigate the circumstances for affected employees as much as possible."
    Out of a workforce of approximately 1,000 employees at its Vancouver facility, ACTS will permanently reduce 700 jobs, currently supporting the
Delta contract. Commencing in early fall of 2007, close to 300 employees will support the on-going airframe, heavy maintenance and related activities for
ACTS at the Vancouver facility.
    As reported in its results for the fourth quarter of 2006, ACTS's revenues from third-party customers for its engine and component business increased significantly compared to 2005. "With the recent contracts awarded to its engine and component divisions, ACTS anticipates strong revenue growth in these business areas to continue in 2007 and beyond, and to offset a large portion of the revenue loss from Delta. The impact of these newly awarded contracts, combined with the termination of the Delta agreement, is expected to improve ACTS's overall profitability," added Mr. Bolouri.

    About ACTS

    Montreal-based ACTS is a full-service maintenance, repair and overhaul
(MRO) organization that provides airframe, engine and component maintenance and various ancillary services. It services more than 100 global customers, including Air Canada, the Department of National Defense of Canada, JetBlue,
Air Transat, US Airways, United Airlines, Mexicana, Snecma Services,
Chromalloy and Lufthansa Technik. ACTS operates maintenance centres across
Canada with a combined workforce of 3,800 employees and major bases in
Montreal, Toronto, Winnipeg and Vancouver. ACTS also owns 80 per cent of airframe maintenance service provider Aeroman in El Salvador with
1,000 employees. ACTS is a wholly owned subsidiary of ACE Aviation Holdings
Inc.

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist attacks, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, restructuring, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the United States and, in particular, those identified in the Risk Factors section to ACE's 2006 MD&A dated February 14,
2007. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: ACTS: Ann-Marie Gagne (Montreal), (514)
856-6714; ACE: Angela Mah (Vancouver) (604) 270-5741; Internet:
www.actsmro.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.; ACTS

CNW 16:51e 06-MAR-07